September 22, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549-4561

Attn:	Larry Spirgel
Assistant Director

Re:	ResCare, Inc.
Form 10-K for the year ended December 31, 2009
Filed March 9, 2010
File No. 000-20372
Response to Staff Comment

Dear Mr. Spirgel:

Res-Care, Inc. (“Res-Care” or “the Company”) is providing this letter to you in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated September 7, 2010 (the “Comment Letter”).

Form 10-K for fiscal year ended December 31, 2009

Definitive Proxy Statement filed on Schedule 14A Incorporated by Reference

Compensation Discussion and Analysis, page 14

Comment:

1.             We note your response to our comment seven from our letter dated August 6, 2010.  Specifically, we note your disclosure that the net income target for the vesting of the 100,000 share grant is a dollar amount that was fixed by the Executive Compensation Committee when Mr. Gronefeld’s employment agreement was entered into in 2006.  Please confirm in your response letter that you will disclose in future filings the actual net income target associated with the 100,000 share grant awarded to Mr. Gronefeld.

Response:             The disclosure in the Company’s next applicable filing will be revised to include the actual net income target associated with the 100,000 share grant awarded to Mr. Gronefeld.

Res-Care, Inc. hereby acknowledges that:

•                  Res-Care, inc. is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•                  Res-Care, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (502) 394-2137 or our counsel, Alan K. MacDonald of Frost Brown Todd, LLC (telephone (502) 568-0277), if you have any questions or require any further information with respect to these matters.

Sincerely,

Res-Care, Inc.

/s/ David W. Miles
David W. Miles
Executive Vice President and Chief Financial Officer